UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WT HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92934N 10 7

(CUSIP Number)

Edgar D. Park, Esq.

Richardson & Patel LLP

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(310) 208-1182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 92934N 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ricky Kee Kwong Tsoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

68,699,565 (1)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

68,699,565 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,699,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.0%
14	TYPE OF REPORTING PERSON*

IN

(1)	These shares are held by Forever Rise Holdings Limited, of which Mr. Tsoi is a director and majority shareholder.
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92934N 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alex Chun Shan Yue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

68,699,565 (1)
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

68,699,565 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,699,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.0%
14	TYPE OF REPORTING PERSON*

IN

(1)	These shares are held by Forever Rise Holdings Limited, of which Mr. Yue is a director.
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92934N 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Forever Rise Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

68,699,565 (1)
8 SHARED VOTING POWER

-
9 SOLE DISPOSITIVE POWER

68,699,565 (1)
10 SHARED DISPOSITIVE POWER

-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,699,565
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.0%
14	TYPE OF REPORTING PERSON*

OO

(1)	Except that Mr. Tsoi and Mr. Yue, as indicated in the Cover Pages for these individuals in this report, are controlling persons of the Forever Rise Holdings Limited, and as such they have voting and dispositive power over the shares held by Forever Rise Holdings Limited.
*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of WT Holdings Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is Room 402-404, 4/F, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Ricky Kee Kwong Tsoi, Alex Chun Shan Yue and Forever Rise Holdings Limited. The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) Business address: Room 402-404, 4/F, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong.

(c) Mr. Tsoi is presently the Chief Executive Officer and director of the Company, and Mr. Yue is presently the Chairman of the Board of Directors, and a director of the Company. The principal office of Mr. Tsoi and Mr. Yue at the Company is Room 402-404, 4/F, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tsoi and Mr. Yue are each citizens of the People’s Republic of China. Forever Rise Holdings Limited is a limited liability company formed under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds and Other Consideration.

On June 22, 2006, WT Holdings Corporation, a Delaware corporation (formerly Fortune Entertainment Corporation) (the “Company”) executed an Agreement and Plan of Share (“Exchange Agreement”) by and among Profits Dreams Development Limited, a company organized and existing under the laws of the British Virgin Islands (“PDD”), PDD’s shareholders, Forever Rise Holdings Limited (“FRHL”) and the shareholders of FRHL on the one hand, and the Company on the other hand. Under the Exchange Agreement, on the Closing Date, the Company issued 68,699,565 shares of its common stock to FRHL in exchange for 100% of the common stock of PDD. As a result of this transaction, FRHL became the controlling stockholder of the Company, and PDD became the wholly-owned subsidiary of the Company. A copy of the Exchange Agreement is attached hereto as an exhibit.

Mr. Tsoi and Mr. Yue are each directors of FRHL, and may be deemed to be beneficial owners of the common stock held directly by FRHL.

Item 4. Purpose of Transaction.

The Reporting Persons acquired Company shares for investment purposes and to acquire a controlling interest in the Company. See Item 3 of this Schedule 13D, which is hereby incorporated by reference. The Reporting Persons intend to review and evaluate their investment in the Common Stock of the Company on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, dispose of, or take any other action in connection with Central Class Group’s holdings of Common Stock.

Prior to the Exchange Agreement transaction: (i) Mr. Tsoi was the Chief Executive Officer and a director of PDD, and by virtue of and in connection with the Exchange Agreement transaction, became the Chief Executive Officer and a director of the Company, and (ii) Mr. Yue was the Chairman of the Board of Directors and a director of PDD, and by virtue of and in connection with the Exchange Agreement transaction, became the Chairman of the Board of Directors and a director of the Company.

In their capacity officers and directors of the Company, Mr. Tsoi and Mr. Yue may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be listed or delisted from a national securities exchange or to be quoted or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Other than as described in this Item 4, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Company.

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7. Materials to be Filed as Exhibits.

(1)	Joint Filing Agreement attached hereto as Exhibit A.

(2)	Agreement and Plan of Share Exchange dated June 22, 2006 by and among Profits Dreams Development Limited, a company organized and existing under the laws of the British Virgin Islands (“PDD”), and PDD’s shareholders, Forever Rise Holdings Limited (“FRHL”) and the FRHL shareholders on the one hand, and the Company on the other hand.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006

FOREVER RISE HOLDINGS LIMITED

By:	/s/ Ricky Kee Kwong Tsoi
Ricky Kee Kwong Tsoi
Director

/s/ Ricky Kee Kwong Tsoi
Ricky Kee Kwong Tsoi

/s/ Alex Chun Shan Yue
Alex Chun Shan Yue